SOLAR INTEGRATED ROOFING CORP.

1475 N. Cuyamaca St.

El Cajon, CA 92020

April 29, 2021

VIA EDGAR

Securities and Exchange Commission

Attn: Ruairi Regan

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Integrated Roofing Corp.
Registration Statement on Form 10-12G
File No. 000-56256

Dear Mr. Regan:

Please be advised that Solar Integrated Roofing Corp. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).  The Registration Statement was originally filed on March 12, 2021.

The Company is in the process of revising its registration statement and accompanying financial statements to include financial statements of recently acquired subsidiaries.  Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.

Sincerely,
/s/ David Massey
David Massey Chief Executive Officer